[redacted]

13026262

DEC 30 2013
Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/12 (MM/DD/YY) AND ENDING 10/31/13 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CALLAHAN FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 CONNECTICUT AVENUE NW, SUITE 1001
(No. and Street)

WASHINGTON (City) — DISTRICT OF COLUMBIA (State) — 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY JOHNSON — (202)-223-3920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first middle name*)

9515 Deereco Road, Suite 500 (Address) — Timonium (City) — Maryland (State) — 21093 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAY JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALLAHAN FINANCIAL SERVICES, INC., as of OCTOBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

~~City of~~ **DISTRICT OF COLUMBIA**
~~State of~~ ________

The foregoing instrument was acknowledged before me this 27th day of December, 2013, by Jay Johnson.

Notary Public

My commission expires Yasmin M. Duncan Notary Public, District of Columbia My Commission Expires 4/14/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CALLAHAN FINANCIAL SERVICES, INC.
Washington, D.C.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 31, 2013 and 2012

TABLE OF CONTENTS

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

Independent Auditors' Report

Board of Directors and Shareholder
Callahan Financial Services, Inc.
Washington, D.C.

Report on the Financial Statements

We have audited the accompanying balance sheet of Callahan Financial Services, Inc. (the Company) as of October 31, 2013, and the related statements of earnings, shareholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callahan Financial Services, Inc. as of October 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934 and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k) required by Rule 17a-5 under the Securities Exchange Act of 1934 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Other Matter

The 2012 financial statements of Callahan Financial Services, Inc. were audited by other auditors whose report dated December 27, 2012, expressed an unmodified opinion on those statements.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
December 27, 2013

FINANCIAL STATEMENTS

CALLAHAN FINANCIAL SERVICES, INC.
BALANCE SHEETS
October 31, 2013 and 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 80,358	$ 162,357
Accounts receivable:		
Related party	49,461	-
Other	32,180	50,696
Investment in limited liability limited partnership ($10,100 investment net of $10,100 equity in cumulative losses)	-	-
Other assets	3,951	3,746
TOTAL ASSETS	$ 165,950	$ 216,799
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts payable - related party	$ -	$ 5,799
Accrued expenses	7,764	11,655
Total liabilities	7,764	17,454
Shareholder's Equity		
Capital stock, no par value; $150 stated value; 100 shares authorized, issued and outstanding	15,000	15,000
Additional paid-in capital	447,603	445,356
Accumulated deficit	(304,417)	(261,011)
Total shareholder's equity	158,186	199,345
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 165,950	$ 216,799

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF EARNINGS
Years Ended October 31, 2013 and 2012

	2013	2012
INCOME		
Reimbursements for operating expense	$ 991,651	$ 856,271
Loan participation fees	-	86,109
Distribution fees	17,351	-
Interest income	88	354
Total income	1,009,090	942,734
EXPENSES		
Contract services	953,694	815,484
Regulatory and compliance	19,264	21,521
Other	26,819	45,157
Total expenses	999,777	882,162
EARNINGS BEFORE INCOME TAXES	9,313	60,572
INCOME TAXES	2,247	10,100
NET EARNINGS	$ 7,066	$ 50,472

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
Years Ended October 31, 2013 and 2012

	Number of Shares	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance - October 31, 2011	100	$ 15,000	$ 435,256	$ (219,055)	$ 231,201
Cash dividends paid	-	-	-	(92,428)	(92,428)
Capital contribution	-	-	10,100	-	10,100
Net earnings	-	-	-	50,472	50,472
Balance - October 31, 2012	100	15,000	445,356	(261,011)	199,345
Cash dividends paid	-	-	-	(50,472)	(50,472)
Capital contribution	-	-	2,247	-	2,247
Net earnings	-	-	-	7,066	7,066
Balance - October 31, 2013	100	$ 15,000	$ 447,603	$ (304,417)	$ 158,186

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
Years Ended October 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 7,066	$ 50,472
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:		
Income taxes paid by parent and treated as a noncash capital contribution	2,247	10,100
Effects of changes in operating assets and liabilities:		
Accounts receivable		
Related party	(49,461)	50,437
Other	18,516	(30,601)
Other assets	(205)	(373)
Accounts payable - related party	(5,799)	(17,013)
Accrued expenses	(3,891)	(5,400)
Net cash provided by (used in) operating activities	(31,527)	57,622
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to parent	(50,472)	(92,428)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(81,999)	(34,806)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	162,357	197,163
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 80,358	$ 162,357

The accompanying notes are an integral part of these financial statements.

NOTE 1 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Callahan Financial Services, Inc. (the Company), was incorporated on March 13, 1987, for the purpose of serving as the general partner (with an initial 15% ownership interest) in Callahan Credit Union Financial Services LLLP (the Partnership or CUFSLP, see Note 2). The Partnership was organized to serve as the administrator of the Trust for Credit Unions (the Trust), a diversified management investment company for investment by state and federally chartered credit unions. In addition to serving as the general partner of the Partnership, the Company acts as the distributor of the units of the portfolios of the Trust and receives revenue for marketing services it provides to the Trust. The Company is a wholly-owned subsidiary of Callahan & Associates, Inc. (the Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company has claimed exemption from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions when preparing its financial statements. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2012 financial statements have been reclassified to conform to the presentation in the 2013 financial statements. These reclassifications had no impact on net operations, financial position, or cash flows.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment and Earnings in Limited Liability Limited Partnership

The Company accounts for its investment in the limited liability limited partnership using the equity method. Under the equity method, the Company recognizes its respective percentage of earnings in the limited liability limited partnership.

When a general partner controls a limited partnership and the limited partners have certain rights, a sole general partner in a limited partnership would be presumed to control that limited partnership, and therefore, would be required to include the limited partnership in its consolidated financial statements, regardless of the extent of the sole general partner's ownership interest in the limited partnership unless the presumption of the general partner's control can be overcome.

Section 11.01 of the Amended and Restated Certificate and Agreement of Limited Partnership provides the limited partners with substantive rights in that a majority in interest of the limited partners has the right, upon thirty days prior written notice given to the general partner and all limited partners, to remove the general partner without cause. Company management asserts that the rights of the limited partners are substantive, and therefore, would overcome the presumption of control (and consolidation) by the sole general partner.

Cash and Cash Equivalents

Cash and cash equivalents includes cash, deposits in financial institutions and highly liquid mutual fund investments. For these instruments, the carrying amount approximates fair value.

Accounts Receivable - Other

Accounts receivable - other consists mainly of commissions due to the Company at October 31, 2013 and 2012 related to brokerage income. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at October 31, 2013 and 2012.

Reimbursements for Operating Expenses

Under the terms of the Certificate and Agreement of Limited Partnership, the Company's incurred operating expenses are reimbursed by the Partnership. The Company is required to reflect these reimbursements received for expenses incurred as revenue in the statement of earnings.

Loan participation fees

Loan participation fees are commissions earned by the Company for serving as an introductory broker in loan participation transactions.

Distribution fees

Distribution fees are commissions earned by the Company for distributing units of the Trust.

NOTE 2 – INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP

The Company has a 20% interest in the Partnership, which includes 15% as general partner and 5% investment as the sole Class B limited partner. The Company continues to serve as the general partner to the Partnership, while the majority interest belongs to various credit unions and credit union service organizations that serve as limited partners. The net profits and losses of the Partnership are allocated among the partners in accordance with the terms of the Certificate and Agreement of Limited Partnership, as amended. Should the Partnership be terminated, net assets available for distribution will be distributed first in proportion to the partners' net capital accounts until such capital accounts have been reduced to zero and then to the partners in accordance with their respective participation percentages.

Individual capital accounts are maintained for each partner of the Partnership. Earnings and losses of the Partnership are generally allocated among the partners as follows: A) general partner - 15%; B) Class A limited partners - 80%; and C) Class B limited partner - 5%. However, the terms of the Certificate and Agreement of Limited Partnership, as amended, preclude allocating any further losses to a partner or class of partners once the partner's capital account reaches zero, as long as another partner or class of partners maintains a positive capital balance. In accordance with partnership dividend policy, all net income in excess of those allocated to recover partner capital contributions are distributed as dividends to the partners consistent with their partnership interests. These allocations are in accordance with Section 704(b) of the Internal Revenue Code. The Partnership will not be making a distribution related to 2013.

The Company accounts for its investment in the Partnership using the equity method of accounting. Under the equity method of accounting, the investment is recorded at its initial cost and is increased or decreased for the Company's share of the subsequent earnings or losses of the Partnership, as specified in the Certificate and Agreement of Limited Partnership, as amended, and is decreased by distributions received. The Company's share of losses is limited to the amount of its investment, as long as another partner or class of partners maintains a positive capital balance. The amounts reported in the accompanying financial statements reflect this allocation method.

NOTE 2 – INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP (CONTINUED)

The Partnership's condensed balance sheets as of October 31, 2013 and 2012, and condensed statements of operations for the years ended October 31, 2013 and 2012, are as follows:

Condensed Balance Sheets

	October 31,	
	2013	2012
Assets		
Cash, cash equivalents and certificates of deposit	$ 269,073	$ 578,548
Investment in loan participations	1,032,020	1,424,285
Investment in limited liability companies	375,000	441,667
Other receivables and prepaid	354,798	88,685
Total assets	$ 2,030,891	$ 2,533,185
Liabilities		
Accounts payable	$ 164,142	$ 90,242
Accrued expenses	318,788	213,277
Total liabilities	482,930	303,519
Partners' Capital		
General partner	-	-
Class A limited partners	1,547,961	2,229,666
Class B limited partners	-	-
Total liabilities and partners' capital	$ 2,030,891	$ 2,533,185

Condensed Statements of Operations

	Years Ended October 31,	
	2013	2012
Income	$ 842,174	$ 813,548
Expenses	1,523,879	1,222,082
Net loss	$ (681,705)	$ (408,534)

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office space with and obtains clerical support from its parent, Callahan & Associates, Inc., which at the discretion of management, charges the Company for certain costs based on an expense-sharing agreement. Under the terms of the Certificate and Agreement of Limited Partnership, the majority of expenses charged to the Company by Callahan & Associates, Inc. and incurred by the Company, were reimbursed by the Partnership. The Company is required to reflect reimbursements received for expenses incurred as revenue in the statements of earnings.

NOTE 3 – RELATED PARTY TRANSACTIONS (CONTINUED)

Revenue and expenses recorded relating to the reimbursement of expenses by the Partnership under the terms of this agreement for the years ended October 31, 2013 and 2012, were $991,651 and $856,271, respectively. The Partnership also pays regulatory compliance costs incurred by the Company in fulfilling its responsibility as general partner of the Partnership.

The Company had funds on deposit with the NIH Federal Credit Union, a limited partner of the Partnership, totaling $60,871 and $142,379 as of October 31, 2013 and 2012.

The Company had accounts receivable due from the Partnership of $49,461 at October 31, 2013 related to amounts billed under the expense-sharing agreement. The Company did not have accounts receivable due from the Partnership at October 31, 2012. The Company had accounts payable due to the Partnership of $5,799 at October 31, 2012, related to the Partnership's portion of commissions earned on brokerage income. The Company did not have accounts payable due to the Partnership at October 31, 2013.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At October 31, 2013, the Company had net capital of $72,194, which was $67,194 in excess of its required net capital. The Company's net capital ratio was .11 to 1 at October 31, 2013. At October 31, 2012, the Company had net capital of $144,503, which was $139,503 in excess of its required net capital. The Company's net capital ratio was .08 to 1 at October 31, 2012.

NOTE 5 – FOCUS REPORT

There are no differences between these financial statements and the amended October 31, 2013 FOCUS report filed with the FINRA.

The differences between the audited computation of net capital reserve requirements and the original October 31, 2013 FOCUS report as submitted, are as follows:

	Allowable Assets	Non-Allowable Assets	Liabilities	Net Capital
As originally reported	$ 80,358	$ 88,667	$ 7,764	$ 72,194
Subsequent adjustments to accounts receivable	-	(3,075)	-	-
As amended	$ 80,358	$ 85,592	$ 7,764	$ 72,194

NOTE 6 – INCOME TAXES

The Company files a consolidated federal and state tax return with its Parent. The Company has elected to allocate its portion of the current taxes by treating its operations as if it were a stand-alone taxpayer. The provision for income tax differs from the provision that would result from applying federal statutory rates to income before provision for income tax due primarily to the effect of state taxes. The Company has recorded contributions of capital from the Parent of $2,247 and $10,100 for the years ended October 31, 2013 and 2012, respectively, as a result of the current income tax provision, as the Parent will pay federal income taxes on behalf of the Company.

The Company has adopted the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as of October 31, 2013 and 2012.

The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of October 31, 2013 and 2012.

The consolidated federal and state income tax returns of the Parent for 2012, 2011 and 2010 are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

NOTE 7 - SUBSEQUENT EVENTS

Management evaluated subsequent events through December 27, 2013, the date the financial statements were available to be issued. Events or transactions occurring after October 31, 2013, but prior to December 27, 2013, that provided additional evidence about conditions that existed at October 31, 2013 have been recognized in the financial statements for the year ended October 31, 2013.

SUPPLEMENTARY INFORMATION

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5
October 31, 2013

There are no material differences between the computation of net capital required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II FOCUS Report filing as of October 31, 2013.

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
October 31, 2013

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$ 158,186
2. Deduct: Ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		158,186
4. Add:		
A Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		158,186
6. Deductions and/or charges		
A Total nonallowable assets from Statement of Financial Condition		
1. Accounts receivable - related party	$ 49,461	
2. Accounts receivable - other	32,180	
3. Other assets	3,951	
		85,592
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		72,594
9. Haircuts on securities:		
A Contractual securities commitments		-
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	400	
		400
10. Net capital		$ 72,194

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
October 31, 2013
(Continued)

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$	518
12. Minimum dollar net capital requirement of reporting broker	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less line 13)	$	67,194
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	66,194

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$	7,764
17. Additions		-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		-
19. Total aggregate indebtedness	$	7,764
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)		0.11

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENT PERTAINING TO EXEMPTIVE
PROVISIONS UNDER 15c3-3(k)
October 31, 2013

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(1).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(1).

OTHER INFORMATION

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

Report of Independent Auditor's on Internal Accounting Control
Under Rule 17a-5 of the Securities Exchange Act of 1934

Board of Directors and Shareholder
Callahan Financial Services, Inc.
Washington, D.C.

In planning and performing our audit of the financial statements of Callahan Financial Services, Inc. (the Company) as of and for the year ended October 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
December 27, 2013